Subsidiaries of Bakkt, Inc.
Name of Subsidiary	Jurisdiction
Bakkt Opco Holdings, LLC	Delaware
Bakkt Intermediate Holdings, Inc.	New York
BakktX ECN, LLC	Georgia
Bakkt, LLC	Delaware
Bakkt Clearing, LLC	Illinois
Bakkt Crypto Australia Pty Ltd	Australia
Bakkt Financial Solutions I, LLC	Virginia
Bakkt Financial Solutions II, LLC	Virginia
Bakkt Delta, LLC	Deleware